   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 8, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                    THE LATIN AMERICA INVESTMENT FUND, INC.
                       (Name of Subject Company (issuer))

                    THE LATIN AMERICA INVESTMENT FUND, INC.
                 (Names of Filing Persons (offerer and issuer))

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                  518279-10-4
                     (CUSIP Number of Class of Securities)
                                Hal Liebes, Esq.
                             Senior Vice President
                    The Latin America Investment Fund, Inc.
                        466 Lexington Avenue 16th Floor
                            New York, New York 10017
                                 (212) 875-3500

      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
                            ------------------------
                                With a copy to:
                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                         New York, New York 10019-6099
                            ------------------------

                           CALCULATION OF FILING FEE
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TRANSACTION VALUATION $55,408,377(a)             AMOUNT OF FILING FEE $11,082(b)
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(a) Calculated as the aggregate maximum purchase price to be paid for 3,125,120 shares in the offer, based upon a price per share of $17.73, which represents 95% of the net asset value per share at September 5, 2000.

(b) Calculated as 1/50th of 1% of the Transaction Valuation.

/ / Check the box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid: ____________________________________________________
    Form or Registration No.: __________________________________________________
    Filing Party: ______________________________________________________________
    Date Filed: ________________________________________________________________

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third-party tender offer subject to Rule 14d-1.

/X/  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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                             INTRODUCTORY STATEMENT

    This Tender Offer Statement on Schedule TO relates to an offer by The Latin America Investment Fund, Inc., a Maryland corporation (the "Fund"), to purchase for cash up to 3,125,120 of the Fund's issued and outstanding shares of Common Stock, par value $0.001 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated September 8, 2000 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") and are filed as exhibits to this Schedule TO.

    The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

ITEM 12.  EXHIBITS.

(a)(1)   Offer to Purchase, dated September 8, 2000.
(a)(2)   Form of Letter of Transmittal.
(a)(3)   Form of Notice of Guaranteed Delivery.
(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
(a)(5)   Form of Letter to Clients of Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.
(a)(6) Text of press release issued by the Fund dated September 8, 2000.
(a)(7)   Text of letter to shareholders of the Fund dated
         September 8, 2000, from William W. Priest, Jr., Chairman of the Board of Directors.
(a)(8)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(b)(1)   Credit Agreement, dated as of June 23, 1999 (the "Credit
         Agreement"), among the Fund, other investment companies or portfolios thereof advised by Credit Suisse Asset Manage-ment, LLC, the banks party thereto from time to time, Deutsche Bank AG, New York Branch, as administrative agent,
         The Bank of Nova Scotia, as syndication agent, and State
         Street Bank and Trust Company, as operations agent. (1)
(b)(2)   First Amendment to Credit Agreement, dated as of June 21,
         2000. (2)
(c)-(h)  Not applicable.

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(1) Filed as Exhibit 99.13.E to Pre-Effective Amendment No. 1 to The Latin America Investment Fund, Inc.'s Registration Statement on Form N-14, filed on August 18, 2000 (File No. 333-42752).

(2) Filed as Exhibit 99.13.F to Pre-Effective Amendment No. 1 to The Latin America Investment Fund, Inc.'s Registration Statement on Form N-14, filed on August 18, 2000 (File No. 333-42752).

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE LATIN AMERICA
                                          INVESTMENT FUND, INC.

                                          By: /s/ WILLIAM W. PRIEST, JR.
                                          --------------------------------------

                                          Name: William W. Priest, Jr.
                                          Title:  Chairman of the Board of
                                          Directors

Dated: September 8, 2000

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